January 6, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	GW Pharmaceuticals plc
Registration Statement on Form F-1
File No. 333-192969

Dear Mr. Riedler:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of GW Pharmaceuticals plc that the effective date of the Registration Statement be accelerated so that it will be declared effective at 3:00 p.m., Eastern time, on January 8, 2014 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 825 copies of the Preliminary Prospectus dated January 6, 2014 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the undersigned, as the Representatives of the underwriters, have confirmed that they have complied with and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours, morgan stanley & co. llc COWEN AND COMPANY, LLC Acting severally on behalf of themselves and the several underwriters
By:	morgan stanley & co. llc

By:	/s/ Kathryn Bergsteinsson
	Name:	Kathryn Bergsteinsson
	Title:	Executive Director

By:	COWEN AND COMPANY, LLC

By:	/s/ Grant Miller
	Name:	Grant Miller
	Title:	Managing Director